May 21, 2013

VIA EDGAR SUBMISSION

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:                             Fifth & Pacific Companies, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2012

Filed February 21, 2013

Commission File No. 1-10689

Dear Ms. Jenkins:

We are in receipt of your comment letter dated May 9, 2013, regarding Fifth & Pacific Companies, Inc.’s Form 10-K for the fiscal year ended December 29, 2012.  As discussed, we are requesting an additional 7 days to respond to your letter.  As a result we will submit our response by Thursday, May 30, 2013.

Do not hesitate to contact me with any questions or comments on our request.

Very truly yours,

/s/ Christopher T. Di Nardo

Christopher T. Di Nardo

Vice President, Deputy General Counsel & Assistant Secretary

cc:                                George M. Carrara- Executive Vice President, Chief Financial Officer and Chief Operating Officer

Nicholas Rubino, Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary